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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
    SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. 1)*

                              PHSL WORLDWIDE, INC.
                (Formerly known as Penthouse International, Inc.)
                                (Name of Issuer)

                         Common Stock, $.0025 par value
                         (Title of Class of Securities)

                                    709640106
                                 (CUSIP Number)

                               September 21, 2004
             (Date of Event Which Requires Filing of This Statement)

                            Arnold N. Bressler, Esq.
                      Milberg Weiss Bershad & Schulman LLP
                             One Pennsylvania Plaza
                       New York, NY 10119 - (212) 594-5300
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.[ ]

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




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CUSIP No.: 709640106

(1) Name of reporting person: Marc H. Bell

I.R.S. Identification Nos. of above persons (entities only)

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(2) Check the appropriate box if a member of a group (see instructions)

(a) [X] Marc H. Bell and Daniel C. Staton are members of NAFT Ventures I, LLC ("NAFT"), which is the sole member of PET Capital Partners LLC ("PET Capital"). On August 17, 2004 Messrs. Bell and Staton filed a Schedule 13D with the US Securities and Exchange Commission to report that pursuant to a pledge agreement between PET Capital, through an agent, and the Molina-Vector Investment Trust (the "Pledgor"), PET Capital, through its agent, had the right to acquire both voting power and investment power over 954,545,454 shares of the common stock of Penthouse International, Inc. (n/k/a PHSL WORLDWIDE, INC. and referred to herein as the "Company") through the conversion of the pledged securities, consisting of 10,500,000 shares of the Series C Convertible Preferred Stock of the Company (the "Preferred Stock").

         In September 2004, PET Capital, NAFT, Mr. Bell, Mr. Staton, the Company and the Pledgor, among others, entered into an agreement pursuant to which the Preferred Stock was released from the pledge and returned to the Pledgor. Therefore, NAFT, PET Capital, Messrs. Bell and Staton do not own any shares of the common stock of the Company.

(b) [ ]

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(3) SEC use only

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(4) Source of funds (see instructions): NA (See row 2(a) above.)

--------------------------------------------------------------------------------
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): N/A

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(6) Citizenship or place of organization: USA

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Number of shares beneficially owned by each reporting person with:

--------------------------------------------------------------------------------
(7) Sole Voting Power: N/A

--------------------------------------------------------------------------------
(8) Shared Voting Power: 0

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(9) Sole Dispositive Power: N/A

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(10) Shared Dispositive Power: 0

--------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person: 0

--------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions): [ ]

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(13) Percent of Class Represented by Amount in Row (11): 0% (See row 2(a)
above.)

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(14) Type of Reporting Person (see instructions): IN

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CUSIP No.: 709640106

(1) Name of reporting person: Daniel C. Staton

I.R.S. Identification Nos. of above persons (entities only)

--------------------------------------------------------------------------------
(2) Check the appropriate box if a member of a group (see instructions)

(a) [X] Marc H. Bell and Daniel C. Staton are members of NAFT Ventures I, LLC ("NAFT"), which is the sole member of PET Capital Partners LLC ("PET Capital"). On August 17, 2004 Messrs. Bell and Staton filed a Schedule 13D with the US Securities and Exchange Commission to report that pursuant to a pledge agreement between PET Capital, through an agent, and the Molina-Vector Investment Trust (the "Pledgor"), PET Capital, through its agent, had the right to acquire both voting power and investment power over 954,545,454 shares of the common stock of Penthouse International, Inc. (n/k/a PHSL WORLDWIDE, INC. and referred to herein as the "Company") through the conversion of the pledged securities, consisting of 10,500,000 shares of the Series C Convertible Preferred Stock of the Company (the "Preferred Stock").

         In September 2004, PET Capital, NAFT, Mr. Bell, Mr. Staton, the Company and the Pledgor, among others, entered into an agreement pursuant to which the Preferred Stock was released from the pledge and returned to the Pledgor. Therefore, NAFT, PET Capital, Messrs. Bell and Staton do not own any shares of the common stock of the Company.


(b) [ ]

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(3) SEC use only

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(4) Source of funds (see instructions): NA (See row 2(a) above.)
--------------------------------------------------------------------------------
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): N/A

--------------------------------------------------------------------------------
(6) Citizenship or place of organization: USA

--------------------------------------------------------------------------------
Number of shares beneficially owned by each reporting person with:

--------------------------------------------------------------------------------
(7) Sole Voting Power: N/A

--------------------------------------------------------------------------------
(8) Shared Voting Power: 0
--------------------------------------------------------------------------------
(9) Sole Dispositive Power: N/A

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--------------------------------------------------------------------------------
(10) Shared Dispositive Power: 0 (See row 8 above.)

--------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person: 0 (See row 8 above)

--------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions): [ ]

--------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11): 0 (See row 2(a) above.)
--------------------------------------------------------------------------------
(14) Type of Reporting Person (see instructions): IN










Item 1. Security and Issuer.

     The Reporting Persons are making this statement in reference to shares of common stock, par value $.0025 per share, of PHSL WORLDWIDE, INC. (f/k/a Penthouse International, Inc. and referred to herein as the "Company"), a Florida corporation. The address of the Company's principal executive offices is 11 Pennsylvania Plaza, New York, New York 10001.

Item 2. Identity and Background.

         (a)  Names:     Marc H. Bell and
                         Daniel C. Staton

         (b)  Residence or business address:

                         Marc H. Bell
                         NAFT Ventures I LLC
                         6800 Broken Sound Parkway
                         Suite 2001
                         Boca Raton, FL 33487

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                         Daniel C. Staton
                         NAFT Ventures I LLC 6800
                         Broken Sound Parkway
                         Suite 2001
                         Boca Raton, FL 33487

         (c) Marc H. Bell is the Managing Member of NAFT Ventures I LLC, a Delaware limited liability company that was formed to own, manage or otherwise deal with interests in securities, personal property or real property. NAFT Ventures I LLC's address is 6800 Broken Sound Parkway, Suite 2001, Boca Raton, FL 33487. Mr. Bell is also a Managing Director of Marc Bell Capital Partners LLC, located at 6800 Broken Sound Parkway, Suite 2001, Boca Raton, FL 33487. Marc Bell Capital Partners invests in distressed assets, real estate, media and entertainment. Mr. Bell is also the president of Penthouse Media Group Inc. and each of its subsidiaries. Penthouse Media Group Inc. is a global leader in the production and distribution of high-quality adult content including Penthouse Magazine. The principal address for Penthouse Media Group Inc. is Two Pennsylvania Plaza, 11th Floor, New York, New York 10121.

         Daniel C. Staton is a member of NAFT Ventures I LLC. He is also a Managing Director of Marc Bell Capital Partners LLC. The address for NAFT Ventures I LLC and Marc Bell Capital Partners LLC is 6800 Broken Sound Parkway, Suite 2001, Boca Raton, FL 33487. Mr. Staton is also the President and Managing General Partner of The Walnut Group, which has an office at 312 Walnut Street, Suite 1151, Cincinnati, Ohio 45202. The Walnut Group makes capital investments across a broad range of industry sectors and facilitates transactions throughout North America. In addition, Mr. Staton currently serves on the Board of Directors of Public Storage, Inc., whose headquarters are located at 701 Western Avenue, Glendale, CA 91201. Public Storage, Inc. manages self-service storage spaces within the United States. Mr. Staton is also the secretary and treasurer of Penthouse Media Group Inc. and its subsidiaries. Penthouse Media Group Inc. is a global leader in the production and distribution of high-quality adult content including Penthouse Magazine. The principal address for Penthouse Media Group Inc. is Two Pennsylvania Plaza, 11th Floor, New York, New York 10121.

         (d) During the last five years, neither Mr. Bell nor Mr. Staton has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanor).

         (e) During the last five years, neither Mr. Bell nor Mr. Staton has been a party to a civil proceeding of a judicial or administrative body subjecting him to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

         (f) Messrs. Bell and Staton are citizens of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

         Marc H. Bell:  NA -- see Item 5(a)-(b);
         Daniel C. Staton:  NA -- see Item 5(a)-(b).

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Item 4. Purpose of Transaction.

See Item 5(a)-(b).

Item 5. Interests in Securities of the Issuer.

         (a) - (b) Marc H. Bell and Daniel C. Staton are members of NAFT Ventures I, LLC ("NAFT"), which is the sole member of PET Capital Partners LLC ("PET Capital"). On August 17, 2004 Messrs. Bell and Staton filed a Schedule 13D with the US Securities and Exchange Commission to report that pursuant to a pledge agreement between PET Capital, through an agent, and the Molina-Vector Investment Trust (the "Pledgor"), PET Capital, through its agent, had the right to acquire both voting power and investment power over 954,545,454 shares of the common stock of Penthouse International, Inc. (n/k/a PHSL WORLDWIDE, INC. and referred to herein as the "Company") through the conversion of the pledged securities, consisting of 10,500,000 shares of the Series C Convertible Preferred Stock of the Company (the "Preferred Stock").

         In September 2004, PET Capital, NAFT, Mr. Bell, Mr. Staton, the Company and the Pledgor, among others, entered into a settlement agreement pursuant to which the Preferred Stock was released from the pledge and returned to the Pledgor. Therefore, NAFT, PET Capital, Messrs. Bell and Staton do not own any shares of the common stock of the Company.


         (c) N/A

         (d) N/A

         (e) As of September 21, 2004, Messrs. Bell and Staton ceased to be the beneficial owner of more than 5% of the common stock of the Company.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         See Item 5(a)-(b).


Item 7. Materials to be Filed as Exhibits.

     Exhibit 99 Agreement that this Statement is filed on behalf of Marc H. Bell and Daniel C. Staton.

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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  January 21, 2005


                                                     /s/ Marc H. Bell
                                                     -------------------------
                                                     Marc H. Bell


                                                     /s/ Daniel C. Staton
                                                     -------------------------
                                                     Daniel C. Staton

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